SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 11-K

_X_  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
     For the year ended: December 31, 1997

___ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from             to            .
                                    -----------    -----------
     Commission file number:  333-20951


                   INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
                                 P.O. BOX 125
                        LAS PIEDRAS, PUERTO RICO, 00671
          (Full title of the Plan and address of the Plan if different from that of the issuer named below)

                               INTEL CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                        2200 MISSION COLLEGE BOULEVARD
                      SANTA CLARA, CALIFORNIA, 95052-8119
               (address of principal executive office of issuer)




                   INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
                   Index to Financial Statements and Exhibit

                     Item
-------------------------------------------------
Report of Ernst & Young LLP, Independent Auditors

Statement of Net Assets Available for Benefits With Fund
  Information at December 31, 1997 and 1996

Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended
  December 31, 1997

Notes to Financial Statements

Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

                           Financial Statements
                            Intel Puerto Rico
                         Retirement Savings Plan
                      Year ended December 31, 1997
                   with Report of Independent Auditors

                 Intel Puerto Rico Retirement Savings Plan

                           Financial Statements

                      Year ended December 31, 1997




                                 Contents

Report of Independent Auditors.............................................. 1

Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information...... 2
Statement of Changes in Net Assets Available for Benefits,
  With Fund Information..................................................... 6
Notes to Financial Statements............................................... 8

                        Report of Independent Auditors


The Plan Administrative Committee
Intel Puerto Rico Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Puerto Rico Retirement Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intel Puerto Rico Retirement Savings Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        ERNST & YOUNG LLP
San Jose, California
May 20, 1998

                   Intel Puerto Rico Retirement Savings Plan

     Statement of Net Assets Available for Benefits, With Fund Information

                              December 31, 1997

                                                      Participant-Directed Fund Information
                             -------------------------------------------------------------------------------------
                             Fidelity               Fidelity
                              Insti-      Scudder    Capital             Vanguard    Fidelity
                             tutional      Fixed        &     Fidelity    Insti-     Growth &   Fidelity  Fidelity
                               Cash       Income     Income    Puritan   tutional     Income    Magellan  Contra-
                             Portfolio     Fund       Fund      Fund    Index Fund  Portfolio     Fund      fund
                             -------------------------------------------------------------------------------------
ASSETS
Investments in Master
 Trust, at fair value:
  Cash and cash equivalents  $      -     $ 27,314  $     -   $     -   $      -    $      -    $      -  $      -
  Shares of registered
   investment companies       952,370            -   37,044    45,845    172,286     119,571     204,689   144,286
  Loan participations and
   corporate bonds, notes,
   and certificates                 -      130,131        -         -          -           -           -         -
  Guaranteed investment
   contracts                        -       22,785        -         -          -           -           -         -
  Equity securities                 -            -        -         -          -           -           -         -
                             -------------------------------------------------------------------------------------
                              952,370      180,230   37,044    45,845    172,286     119,571     204,689   144,286

Employee receivables                -            -        -         -          -           -           -         -
Interest and dividends
 receivable                         5          931        -         -      2,296           1         375         -
                             -------------------------------------------------------------------------------------
Total assets                  952,375      181,161   37,044    45,845    174,582     119,572     205,064   144,286

LIABILITIES
Payable to brokers for
 securities purchased               -            -        -         -          -           -           -         -
                             -------------------------------------------------------------------------------------
Net assets available for
 benefits                    $952,375     $181,161  $37,044   $45,845   $174,582    $119,572    $205,064  $144,286
                             =====================================================================================


                           See accompanying notes

                 Intel Puerto Rico Retirement Savings Plan

               Statement of Net Assets Available for Benefits,
                     With Fund Information (continued)

                             December 31, 1997


                                        Participant-Directed Fund Information
                              -------------------------------------------------------
                                                                    American
                               Fidelity   Fidelity                    Funds
                                 Low-      Growth      Twentieth  EuroPacific
                                Priced    Company       Century      Growth     Intel
                              Stock Fund    Fund      Ultra Fund      Fund    Stock Fund  Other    Total
                              -------------------------------------------------------------------------------
ASSETS
Investments in Master
 Trust, at fair value:
  Cash and cash equivalents   $     -      $      -   $      -    $     -     $  6,094    $19,684  $   53,092
  Shares of registered
   investment companies        75,456       111,870    194,014     60,530            -          -   2,117,961
  Loan participations and
   corporate bonds, notes,
   and certificates                 -             -          -          -            -          -     130,131
  Guaranteed investment
   contracts                        -             -          -          -            -          -      22,785
  Equity securities                 -             -          -          -      444,893          -     444,893
                              -------------------------------------------------------------------------------
                               75,456       111,870    194,014     60,530      450,987     19,684   2,768,862

Employee receivables                -             -          -          -            -     13,462      13,462
Interest and dividends
 receivable                         1             -          -     (1,309)          21        107       2,428
                              -------------------------------------------------------------------------------
Total assets                   75,457       111,870    194,014     59,221      451,008     33,253   2,784,752

LIABILITIES
Payable to brokers for
 securities purchased               -             -          -          -        6,062          -       6,062
                              -------------------------------------------------------------------------------
Net assets available for
 benefits                     $75,457      $111,870   $194,014    $59,221     $444,946    $33,253  $2,778,690
                              ===============================================================================




                            See accompanying notes

                  Intel Puerto Rico Retirement Savings Plan

               Statement of Net Assets Available for Benefits,
                      With Fund Information (continued)

                              December 31, 1996


                                                       Participant-Directed Fund Information
                             ---------------------------------------------------------------------------------------
                             Fidelity              Fidelity
                              Insti-     Scudder    Capital             Vanguard    Fidelity
                             tutional     Fixed        &     Fidelity    Insti-     Growth &   Fidelity     Fidelity
                               Cash      Income     Income   Puritan    tutional     Income    Magellan      Contra-
                             Portfolio    Fund       Fund      Fund    Index Fund  Portfolio     Fund          fund
                             ---------------------------------------------------------------------------------------
ASSETS
Investments in Master
 Trust, at fair value:
  Cash and cash equivalents  $        -  $ 11,588  $     -   $     -   $   (567)   $     -     $      -     $      -
  Shares of registered
   investment companies       1,028,593         -   23,020    32,106    108,162     54,459      125,528      100,141
  Loan participations and
   corporate bonds, notes,
   and certificates                   -   107,721        -         -          -          -            -            -
  Guaranteed investment
   contracts                          -    28,338        -         -          -          -            -            -
  Equity securities                   -         -        -         -          -          -            -            -
                             ---------------------------------------------------------------------------------------
                              1,028,593   147,647   23,020    32,106    107,595     54,459      125,528      100,141

Employee receivables                  -         -        -         -          -          -            -            -
Interest and dividends
 receivable                       4,681       734        -         -      2,448          -            -            -
                             ---------------------------------------------------------------------------------------
Total assets                  1,033,274   148,381   23,020    32,106    110,043     54,459      125,528      100,141
                             ---------------------------------------------------------------------------------------
Net assets available for
 benefits                    $1,033,274  $148,381  $23,020   $32,106   $110,043    $54,459     $125,528     $100,141
                             =======================================================================================






                             See accompanying notes

                   Intel Puerto Rico Retirement Savings Plan

                 Statement of Net Assets Available for Benefits,
                        With Fund Information (continued)

                               December 31, 1996


                                 Participant-Directed Fund Information
                             --------------------------------------------
                                                               American
                             Fidelity    Fidelity                Funds
                               Low-       Growth  Twentieth   EuroPacific
                               Priced    Company   Century       Growth
                             Stock Fund    Fund   Ultra Fund      Fund      Other     Total
                             -------------------------------------------------------------------
ASSETS
Investments in Master
 Trust, at fair value:
  Cash and cash equivalents  $     -     $     -  $      -    $     -       $31,283   $   42,304
  Shares of registered
   investment companies       47,563      77,475   158,924     41,616             -    1,797,587
  Loan participations and
   corporate bonds, notes
   and certificates                -           -         -          -             -      107,721
  Guaranteed investment
   contracts                       -           -         -          -             -       28,338
  Equity securities                -           -         -          -             -            -
                             -------------------------------------------------------------------
                              47,563      77,475   158,924     41,616        31,283    1,975,950

Employee receivables               -           -         -          -        18,056       18,056
Interest and dividends
 receivable                        -           -         -          -           130        7,993
                             --------------------------------------------------------------------
Total assets                  47,563      77,475   158,924     41,616        49,469    2,001,999
                             -------------------------------------------------------------------
Net assets available for
 benefits                    $47,563     $77,475  $158,924    $41,616       $49,469   $2,001,999
                             ===================================================================







                             See accompanying notes

                   Intel Puerto Rico Retirement Savings Plan

         Statement of Changes in Net Assets Available for Benefits,
                           With Fund Information

                       Year ended December 31, 1997

                                                      Participant-Directed Fund Information
                               --------------------------------------------------------------------------------------
                               Fidelity               Fidelity
                                 Insti-    Scudder     Capital              Vanguard    Fidelity
                               tutional     Fixed         &     Fidelity     Insti-     Growth &    Fidelity  Fidelity
                                 Cash      Income      Income    Puritan    tutional     Income     Magellan   Contra-
                               Portfolio    Fund        Fund      Fund     Index Fund  Portfolio      Fund       fund
                               --------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income:
      Net realized and
        unrealized
        appreciation
        (depreciation) in fair
        value of interest in
        Master Trust           $        -   $    918  $ 2,092   $ 3,852    $ 34,207    $ 17,824     $ 23,294  $  9,782
      Interest and dividends       47,294     10,821    2,135     3,371       1,240       4,869       12,555    13,583
Employee contributions                  -          -        -         -           -           -            -         -
                               ---------------------------------------------------------------------------------------
   Total additions                 47,294     11,739    4,227     7,223      35,447      22,693       35,849    23,365

Deductions from net assets
  attributed to:
    Benefits paid to
      participants and
      participant withdrawals           -          -        -         -           -           -            -         -
                               ---------------------------------------------------------------------------------------
    Total deductions                    -          -        -         -           -           -            -         -

Net transfers between funds      (128,193)    21,041    9,797     6,516      29,092      42,420       43,687    20,780
                               ---------------------------------------------------------------------------------------
  Net increase (decrease)         (80,899)    32,780   14,024    13,739      64,539      65,113       79,536    44,145
Net assets available for
  benefits:
    Beginning of year           1,033,274    148,381   23,020    32,106     110,043      54,459      125,528   100,141
                               ---------------------------------------------------------------------------------------
    End of year                $  952,375   $181,161  $37,044   $45,845    $174,582    $119,572     $205,064  $144,286
                               =======================================================================================






                             See accompanying notes

                    Intel Puerto Rico Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                        With Fund Information (continued)

                          Year ended December 31, 1997


                                            Participant-Directed Fund Information
                                 -----------------------------------------------------------
                                                                       American
                                  Fidelity    Fidelity                   Funds
                                    Low-       Growth     Twentieth   EuroPacific
                                   Priced      Company     Century       Growth      Intel
                                 Stock Fund     Fund      Ultra Fund      Fund    Stock Fund  Other    Total
                                 --------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income:
      Net realized and
        unrealized
        appreciation
        (depreciation) in fair
        value of interest in
        Master Trust             $  7,005     $  4,428    $  32,807   $   2,024   $(28,500)   $      - $  109,733
      Interest and dividends        4,796       10,535           75         263        758       1,247    113,542
Employee contributions                  -            -            -           -          -     731,922    731,922
                                 --------------------------------------------------------------------------------
    Total additions                11,801       14,963       32,882       2,287    (27,742)    733,169    955,197

Deductions from net assets
  attributed to:
    Benefits paid to
      participants and
      participant withdrawals           -            -            -           -          -     178,506    178,506
                                 --------------------------------------------------------------------------------
    Total deductions                    -            -            -           -          -     178,506    178,506

Net transfers between funds        16,093       19,432        2,208      15,318    472,688    (570,879)         -
                                 --------------------------------------------------------------------------------
  Net increase (decrease)          27,894       34,395       35,090      17,605    444,946     (16,216)   776,691
Net assets available for
  benefits:
    Beginning of year              47,563       77,475      158,924      41,616          -      49,469  2,001,999
                                 --------------------------------------------------------------------------------
    End of year                  $ 75,457     $111,870     $194,014     $59,221   $444,946    $ 33,253 $2,778,690
                                 ================================================================================





                             See accompanying notes

                   Intel Puerto Rico Retirement Savings Plan

                         Notes to Financial Statements

                              December 31, 1997


1. DESCRIPTION OF THE PLAN

The following description of the Intel Puerto Rico Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Intel Puerto Rico, Inc. and Intel Microprocessor Corporation - Puerto Rico Branch (the Companies). Employees are eligible to participate in the Plan, effective the first day of the calendar quarter following one month of service.

The Plan is intended to be qualified under Section 1165(a) and Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, and pursuant to
Section 1022(i)(2) of the Employee Retirement Income Security Act of 1974 (ERISA) under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986 (the Code).

TRUSTEE

Mellon Bank N.A. is the Plan's custodian, and Chase Manhattan Bank is the trustee of the Plan.

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

Participant Contributions
-------------------------
Participants are allowed to contribute from 1% to 10% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis (to a maximum amount of $7,500 in 1997). Such contributions are withheld by the Companies from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may change their investment elections on a monthly basis.

Participant contributions and the allocation of the Companies' contributions and forfeitures to each participant in total for the Plan and the Intel Puerto Rico Profit Sharing Retirement Plan are limited to the lesser of $30,000 or 25% of a participant's compensation.

                    Intel Puerto Rico Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (continued)

Participant Accounts
--------------------
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

     -  Monthly for participant contributions.

     - Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts.

VESTING

Participants are immediately 100% vested with respect to contributions to all accounts in the Plan as well as the related earnings from such contributions.

PAYMENT OF BENEFITS

Participants are eligible for a distribution of plan benefits upon termination of service, financial hardship (as defined by the Plan), or death. Upon termination of service, the normal form of benefit is an annuity. However, a participant may elect, with spousal consent, to have benefits paid in a single lump sum. In the event of financial hardship or death, the benefits are usually paid in a single lump sum.

ADMINISTRATIVE EXPENSES

All administrative expenses are paid by the Companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

Certain amounts reported in the prior year have been reclassified to conform to the current year's presentation.

               Intel Puerto Rico Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in the Master Trust (see Note 4) are stated at the Plan's proportionate share of participation in the Master Trust, based upon the fair market value of Master Trust investments held at year end.

Investments in shares of registered investment companies, cash and cash equivalents, loan participations, corporate bonds, and notes and certificates are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end.

Investments not traded in an active market are stated at fair value, computed using pricing models at current rates. Investment income includes the gain
(loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair market value of investments held by the Plan, which is the difference between the fair value of investments at the beginning of the year and the end of the year.

The Master Trust holds wrapper contracts specifically allocated to the Plan in order to manage market risks and to alter the return characteristics of underlying securities to match certain Fixed Income Fund objectives (see
Note 5). Wrapper contracts with insurance companies are stated at fair market value as of the last day of the year and are netted against the fair value of the related underlying investment.

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued monthly; dividends are accrued when declared.

Guaranteed investment contracts are entered into with insurance companies. The contracts, which are unallocated in nature, are valued at contract value, which approximates fair value, as reported to the Plan by the respective insurance companies. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

               Intel Puerto Rico Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PAYMENT OF BENEFITS

Benefits are recorded when paid.

CONTRIBUTIONS

Participant contributions are accrued by the Plan when the deferrals are made from the participants' salaries.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

INVESTMENT OPTIONS

During 1997, participants had the option to direct the investment of their voluntary contributions to the Plan in increments of 10% among the following investment funds:

     Fidelity Institutional Cash Portfolio
     ------------------------------------- - This mutual fund invests in high-quality, short-term money market securities of U.S. issuers. The objective of the fund is to preserve the participant's investment, maintain a stable price, and provide current income.

     Scudder Fixed Income Fund
     ------------------------- - The objective of this fund is to provide participants with a stable fixed-rate return of investment and protection of principal from changes in market interest rates. This fund invests in guaranteed investment contracts with insurance companies and approved financial institutions and other debt instruments with similar characteristics.

     Fidelity Capital and Income Fund
     -------------------------------- - This mutual fund invests primarily in higher yielding, lower quality debt securities.

                    Intel Puerto Rico Retirement Savings Plan

3. INVESTMENTS (continued)

INVESTMENT OPTIONS (continued)

     Fidelity Puritan Fund
     --------------------- - This mutual fund invests in securities of U.S. and foreign issuers, including those in emerging markets. The securities include bonds of any quality, common stocks, and preferred stocks.

     Vanguard Institutional Index Fund
     --------------------------------- - This mutual fund seeks to replicate the overall market performance as measured by the Standard & Poor's 500 Index (S&P 500 Index). This fund holds the same 500 stocks that are included in the S&P 500 Index.

     Fidelity Growth and Income Portfolio
     ------------------------------------ - This mutual fund invests primarily in U.S. and foreign stocks, focusing on those that pay current dividends.

     Fidelity Magellan Fund
     ---------------------- - This mutual fund invests primarily in common stocks of small, medium, and large foreign and U.S. companies. Investments are broadly diversified across many different types and sizes of companies and industries.

     Fidelity Contrafund
     ------------------- - The objective of this mutual fund is to increase the value of the participant's investment by investing in common stocks that are currently out of public favor.

     Fidelity Low-Priced Stock Fund
     ------------------------------ - This mutual fund invests primarily in undervalued stocks of smaller, less well-known companies that have potential for significant growth or stocks of companies that are out of favor with other investors.

     Fidelity Growth Company Fund
     ---------------------------- - This mutual fund invests primarily in stocks of companies with earnings or revenues that indicate the potential for above-average growth.

     Twentieth Century Ultra Fund
     ---------------------------- - This mutual fund invests primarily in common stocks of small- and mid-size companies whose earnings and revenues are accelerating. Investments are broadly diversified across many different types and sizes of companies and industries.

               Intel Puerto Rico Retirement Savings Plan

3. INVESTMENTS (continued)

INVESTMENT OPTIONS (continued)

     American Funds EuroPacific Growth Fund
     -------------------------------------- - This mutual fund invests primarily in stocks of companies whose principal business activities are outside the U.S. Usually, at least 65% of the fund's total assets will be invested in securities of issuers from Europe or the Pacific Basin. The fund can invest in many types of companies, ranging from large multinational corporations located in major world markets to smaller companies located in emerging markets.

     Intel Stock Fund
     ---------------- - This fund provides participants the option to have their voluntary Section 165(e) contributions invested solely in Intel common stock. Transactions within this fund qualify as party-in-interest transactions.

GUARANTEED INVESTMENT CONTRACTS

The Plan holds guaranteed investment contracts with insurance companies in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 1997, the Master Trust held guaranteed investment contracts in the amount of $4,607,000 with insurance companies that have Standard & Poor's ratings of AA or better at the time of purchase. No more than approximately $2,741,000 of the guaranteed investment contracts is with any one insurance company.

As of December 31, 1996, the Master Trust held a guaranteed investment contract of approximately $3,257,000 with Confederation Life Insurance Company (Confederation Life). In August 1994, Canadian regulators seized the assets of Confederation Life due to concerns over the quality of the investment portfolio. A trustee was appointed until a realization of the Company's assets was completed. As of August 1994, the Confederation Life portion of each participant's account had been segregated into a separate account.
The Master Trust made the election for the Scudder Fixed Income Fund to receive a total recovery of principal and interest estimated to be 119% of the asset contract value. As of December 31, 1997, there was no significant remaining Master Trust amount related to this guaranteed investment contract.

                 Intel Puerto Rico Retirement Savings Plan

4. INTEREST IN THE MASTER TRUST

All of the investments of the Plan are held in the Master Trust which consists of the assets of the Plan, the Intel Corporation Profit Sharing Retirement Plan, the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto
Rico Profit Sharing Plan, the Intel Corporation 401(k) Savings Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust in proportion to its respective interests in the Master Trust. The trustee holds all investments of the Master Trust. Assets within mutual funds are managed by the respective mutual fund managers. Scudder, Stevens & Clark has discretionary authority for the purchase and sale of investments in the Fixed Income Fund, subject to the general investment policies of the Investment Policy Committee of the Plan.

The following is a summary of the assets and liabilities of the Master Trust and the interest of the Plan in the Master Trust as of December 31:

                                         1997             1996
                                   ----------------------------------
                                   (In Thousands, Except Percentages)
Total assets                       $2,797,183      $1,973,427
Total liabilities                  $    2,178      $    5,095
Increase in net trust assets for
  the years then ended             $  826,673      $  575,277
Ownership percentage of the Plan         0.1%            0.1%

5. WRAPPER CONTRACTS

The Master Trust holds wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain Fixed Income Fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. Guaranteed investment contracts provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal because of a participant's retirement, disability, death, or participant-directed transfers, in accordance with the terms of the Plan. As of December 31, 1997 and 1996, the Master Trust held wrapper contracts with a notional amount of $26,444,000 and $24,785,000 with a fair value of approximately ($113,000) and $30,346, respectively.

                   Intel Puerto Rico Retirement Savings Plan

6. CONCENTRATION OF CREDIT RISK

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial markets. The Plan's exposure to credit risk on the wrapper contracts in the Scudder Fixed Income Fund is limited to the fair value of the contracts with each counterparty.

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND THE FORM 5500

The following is a reconciliation of net assets available for benefits per the statement of net assets available for benefits to the Form 5500 as of December 31:

                                            1997           1996
                                      -----------------------------
Net assets available for benefits
  per the financial statements        $ 2,778,690       $ 2,001,999
Amounts allocated to withdrawing
  participants                             (5,171)                -
                                      -----------------------------
Net assets available for benefits
  per the Form 5500                   $ 2,773,519       $ 2,001,999
                                      =============================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997 but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the statement of changes in net assets available for benefits to the Form 5500:

                                                          1997
                                                     ---------------

Benefits paid to participants per
  the financial statements                              $178,506
Amounts allocated on the Form 5500
  to withdrawn participants at December 31, 1997           5,171
                                                     ---------------
Benefits paid to participants per
  the Form 5500                                         $183,677
                                                     ===============

                    Intel Puerto Rico Retirement Savings Plan

8. INCOME TAX STATUS

The Internal Revenue Service has informed the Companies by a letter, dated December 10, 1992, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Code. The Companies have also received a determination letter, dated May 11, 1993, from the Puerto Rico Department of the Treasury that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the trust forming a part of the Plan is exempt from income taxes. The Plan has been amended since receiving the determination letters. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the Code and Puerto Rico income tax law.

9. PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to amend or terminate the Plan at any time and for any reason. The Plan may be amended by the Board of Directors of the Companies. No amendment of the Plan shall reduce the benefit of any participant, which accrued under the Plan prior to the date when such amendment is adopted. In the event of a plan termination, participants will remain 100% vested in their accounts.

10. YEAR 2000 COMPLIANCE (Unaudited)

The Companies have developed a plan to modify their internal information technology to be ready for the year 2000 and have begun converting critical data processing systems. The Companies plan to establish year 2000 compliance in all internal applications relevant to the Plan by June 30, 1999. The Companies' plans also include determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Companies requested action plans and implementation schedules that will accommodate year 2000 compliance from the administrator and the trustee. The Companies have been informed that the administrator and the trustee expect implementation and testing of action plans to be complete prior to June 30, 1999. The Companies do not expect the year 2000 projects discussed above to have a significant effect on plan operations.

                                  SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
                                            (Full Title of the Plan)



Date:  June 23, 1998                  By:  /s/ Andy D. Bryant
                                           ----------------------------------
                                           Andy D. Bryant
                                           Vice President and Chief Financial
                                           Officer of Intel Corporation,
                                           Plan Administrator